FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MEXICO CITY, FEBRUARY 11TH, 2010, TELMEX INTERNACIONAL, S.A.B. DE C.V. [ BMV: TELINT] [ NYSE: TII ] [ LATIBEX: XTII ] hereby states that it was informed by America Móvil, S.A.B. de C.V. [BMV y NYSE: “AMX”, NASDAQ: “AMOV”] about the following:

*****

“Information about America Movil’s tender offer for

Carso Global Telecom and Telmex Internacional”

Mexico City. February 11, 2010. America Movil, S.A.B. de C.V. (America Movil) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL] announced today that the majority of the board of the Mexican Antitrust Regulator (Comisión Federal de Competencia) unconditionally authorized America Movil to carry out an offer to purchase all outstanding shares of Carso Global Telecom, S.A.B. de C.V. (“Telecom”) with a reciprocal subscription of America Movil’s shares; and an offer to purchase all outstanding shares of Telmex Internacional, S.A.B. de C.V., with a reciprocal subscription of America Movil’s shares. The aforesaid offers were announced publicly by America Movil on January 13, 2010.

America Movil will continue to pursue all necessary actions in order to consummate the offers, including but not limited to, the approval of corporate and regulatory bodies as well as Mexican securities authorities.

About AMX

America Movil is the leading provider of wireless services in Latin America. As of December 31, 2009, it had 201 million wireless subscribers and 3.8 million landlines in the Americas.

********************

Legal Disclaimer

In connection with the proposed transaction, America Movil, S.A.B. de C.V. (“America Movil”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a prospectus and a tender offer statement.  Investors and security holders are urged to read the prospectus and tender offer statement regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the prospectus and tender offer statement (when available) and other related documents filed by America Movil with the SEC at the SEC’s website at www.sec.gov.

This document contains certain forward-looking statements that reflect the current views and/or expectations of America Movil and its management with respect to its performance, business and future events.  We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. América Móvil is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

*****

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OR BID FOR ANY TYPE OF SHARES. THE CORRESPONDING SECURITIES CANNOT BE, IN ANY CASE, SUBJECT TO A PUBLIC OFFER UNTIL, IN ANY CASE, THE NATIONAL BANKING AND SECURITIES COMMISSION AUTHORIZES ITS OFFER ACCORDING TO THE PROVISIONS UNDER THE STOCK MARKET LAW.

LEGAL DISCLAIMER

THIS PRESS RELEASE CONTAINS CERTAIN FORECASTS OR PROJECTIONS, WHICH REFLECT THE CURRENT VIEWS AND EXPECTATIONS WITH RESPECT TO OUR PERFORMANCE, BUSINESS AND FUTURE EVENTS. FORECASTS INCLUDE WITHOUT LIMITATION, ANY STATEMENT THAT MAY PREDICT, INDICATE OR IMPLY FUTURE RESULTS, PERFORMANCES AND ACHIEVEMENT AND THAT MAY CONTAIN WORDS SUCH AS “BELIEVE”, “ANTICIPATE”, “HOPE”, “IN OUR OPINION”, “MAY PROBABLY RESULT” OR TERMS OR PHRASES WITH A SIMILAR MEANING. THESE STATEMENTS ARE SUBJECT TO CERTAIN RISKS, CONTINGENCIES AND ASSUMPTIONS. PLEASE BE ADVISED THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER SIGNIFICANTLY FROM THE PLANS, OBJECTIVES, EXPECTATIONS, ESTIMATES AND INTENTIONS EXPRESSED IN THIS PRESS RELEASE. UNDER NO CIRCUMSTANCE WILL WE BE LIABLE NOR ANY OF OUR SUBSIDIARIES, AFFILIATES, DIRECTORS, EXECUTIVES, AGENTS OR EMPLOYEES TO THIRD PARTIES (INCLUDING INVESTORS) FOR ANY INVESTMENT, DECISION OR ACTION TAKEN IN REGARD TO THE INFORMATION INCLUDED IN THIS PRESS RELEASE OR FOR ANY CONSEQUENTIAL, SPECIAL OR SIMILAR DAMAGE.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2010.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Information about America Movil’s tender offer for Carso Global Telecom and Telmex Internacional